January 22, 2015

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: M. Hughes Bates Kayla Florio
Re:	World Omni Auto Receivables LLC Registration No. 333-200857

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, World Omni Auto Receivables LLC hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement becomes effective at 5:00 p.m. EST, on January 26, 2015, or as soon thereafter as practicable.

In connection with such request for acceleration, World Omni Auto Receivables LLC hereby acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric M. Gebhard___________

Eric M. Gebhard

Treasurer

World Omni Auto Receivables LLC

cc:	Daniel M. Chait, World Omni Auto Receivables LLC
Peter J. Sheptak, Esq., World Omni Auto Receivables LLC
Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP
Reed D. Auerbach, Morgan, Lewis & Bockius LLP